EXHIBIT 99.2

LONCOR RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular"), which is dated May 27, 2011, is furnished in connection with the solicitation of proxies by the management of LONCOR RESOURCES INC. (the "Corporation") for use at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual meeting of shareholders (the "Notice").  It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation.  The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each of the persons named in the enclosed form of proxy is an officer of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY.  SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY FINANCIAL TRUST COMPANY, SUITE 400, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 27th DAY OF JUNE, 2011, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.  The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.  At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited.  If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders.  In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders.  If you are a non-registered shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation's blue form of proxy (the "Corporation's Blue Proxy Form")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation's Blue Proxy Form and return it to Equity Financial Trust Company (the Corporation's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593.  If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation's Blue Proxy Form (and striking out the names of the persons designated in such form) and return the Corporation's Blue Proxy Form to Equity Financial Trust Company by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

Intermediaries receiving Meeting materials from the Corporation are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting.  The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions.  If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting.  Your shares can only be voted in accordance with your instructions.  If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.  As of the date of this Circular, an aggregate of 57,731,744 common shares of the Corporation and no preference shares of the Corporation were issued and outstanding.  Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

All shareholders of record at the close of business on May 30, 2011 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, the only persons or companies who, to the knowledge of the directors and executive officers of the Corporation, beneficially own, or control or direct, directly or indirectly, 10% or more of the issued and outstanding common shares of the Corporation are as follows:
Name	Number of Common Shares	Total of Common Shares

Newmont Mining Corporation of Canada Limited	9,700,000	16.80%
Arnold T. Kondrat (1)	9,374,018	16.24%
Kevin R. Baker (2)	6,700,998	11.61%

(1)	Mr. Kondrat is Executive Vice President and a director of the Corporation. See "Election of Directors".

(2)	Mr. Baker is a director of the Corporation. See "Election of Directors".

CURRENCY

As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated.  References in this Circular to "$" or "US$" are to United States dollars, references in this Circular to "Cdn$" are to Canadian dollars and references in this Circular to "£" are to United Kingdom pounds.

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than ten (10) directors and not less than three (3) directors to be elected annually.  The number of directors to be elected at the Meeting is seven (7).  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.  Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s) (1)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
Kevin R. Baker, QC (3) (4) Director Calgary, Alberta, Canada	President of Baycor Capital Inc. (a private merchant bank).	September 1, 2000	6,700,998
Maurice J. Colson (3) (4) Director Toronto, Ontario, Canada

Self-employed business consultant (actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa, and South America).
		March 31, 2011	Nil

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s) (1)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed, Directly or Indirectly (2)
Peter N. Cowley Chief Executive Officer, President and a director Surrey, United Kingdom	Chief Executive Officer and President of the Corporation.	October 26, 2009	120,000
Arnold T. Kondrat Executive Vice President and a director Toronto, Ontario, Canada	Executive Vice President of Banro Corporation (a gold exploration and development company); Executive Vice President of the Corporation; consultant to BRC DiamondCore Ltd. (a diamond exploration company); Executive Vice President of Gentor Resources, Inc. (a mineral exploration company); President of Sterling Portfolio Securities Inc. (a private venture capital firm).	August 24, 1993	9,374,018
Richard J. Lachcik Director Oakville, Ontario, Canada	Partner of Macleod Dixon llp (5) (a law firm).	June 29, 1998	11,666
Simon F. W. Village Vice President and a director Kent, United Kingdom	Chairman of the Board of Directors, Chief Executive Officer and President of Banro Corporation (a gold exploration and development company); consultant to BRC DiamondCore Ltd. (a diamond exploration company); consultant to the Corporation.	September 17, 2009	160,000
William R. Wilson (3) (4) Director Arvada, Colorado, U.S.A	Self-employed mineral industry consultant (provides consulting services in the areas of corporate management, engineering and marketing).	July 15, 1997	3,333

(1)
Applicable securities law requires that the Corporation also disclose the principal occupations of each proposed director during the last five years, unless the proposed director is now a director and was elected to his present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular.  Based on these requirements, the principal occupations during the last five years of Mr. Colson must be disclosed.  Mr. Colson’s principal occupation during the last five years is the same as his present principal occupation as set out in the above table.

(2)
The information as to shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(3)	Member of the audit committee of the board of directors of the Corporation (the "Audit Committee").

(4)	Member of the compensation committee of the board of directors of the Corporation (the "Compensation Committee").

(5)	Macleod Dixon llp acts as counsel to the Corporation.

Cease Trade Orders

Except as described below, none of the proposed directors of the Corporation as set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Eurasia Gold Corp. was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on June 29, 2005 (following the filing of the required records).  Mr. Richard J. Lachcik, a director of the Corporation, was a director of Eurasia Gold Corp. during the time the said cease trade order was in effect.

Corporate Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while such proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Penalties or Sanctions

No proposed director of the Corporation, as set forth in the above table (or any personal holding company of such proposed director), has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

BDO Canada llp, Chartered Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation effective April 27, 2009.  Shareholders of the Corporation will be asked at the Meeting to reappoint BDO Canada llp as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration.  The resolutions shareholders will be asked to approve must be passed by a majority of the votes cast by shareholders at the Meeting in respect of each resolution.  Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of BDO Canada llp as the auditors of the Corporation and FOR authorizing the directors to fix the remuneration of the auditors.

AUDIT COMMITTEE MATTERS

National Instrument 52-110 (Audit Committees) (the "Instrument") provides that the disclosure required by Form 52-110F2 must be included in this Circular.  The following addresses the applicable items identified in Form 52-110F2.

The Audit Committee's Charter

The text of the Audit Committee's charter is attached to this Circular as Schedule "A".

Composition of the Audit Committee

The members of the Audit Committee are as follows: Kevin R. Baker, QC, Maurice J. Colson and William R. Wilson.  Each such member is "financially literate" within the meaning of the Instrument.  Each of Mr. Colson and Mr. Wilson is "independent" within the meaning of the Instrument and Mr. Baker is not "independent" within the meaning of the Instrument.

Relevant Education and Experience of Audit Committee Members

Kevin R. Baker - Mr. Baker was Chief Executive Officer and President of the Corporation from September 2000 to November 2009.  He holds a Bachelor of Arts (Economics) and a Bachelor of Laws degree from the University of Alberta.  He was appointed Queens Counsel in 1994.  Mr. Baker has been a member of the audit committee of a number of other public companies.

Maurice J. Colson - Mr. Colson holds a Masters of Business Administration (M.B.A.) from McGill University in Montreal, and has worked in the investment industry for more than 35 years.  He was for many years managing director for a major Canadian investment dealer in the United Kingdom.  He is actively involved in providing strategic counsel and assistance with financing to emerging private and public companies in Canada and to Canadian companies operating in China, Africa, and South America.  Mr. Colson is a member of the audit committee of several Canadian publicly traded companies, and is the former President and Chief Executive Officer of the TSX Venture-listed company, Lithium One Resources.

William R. Wilson - Mr. Wilson holds a Masters of Business Administration from the University of Southern California.  He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services.

External Auditors Service Fees

The following summarizes the total fees billed by the external auditors of the Corporation for the years ended December 31, 2010 and December 31, 2009.

	2010		2009
Audit Fees	$47,700		$50,340
Audit-Related Fees	Nil		Nil
Tax Fees	$4,524	(1)	$1,135	(1)
All Other Fees	Nil		Nil

(1)	The services comprising these fees related to the preparation of the Company's Canadian tax return.

Exemption

The Corporation is relying upon the exemption set out in section 6.1 of the Instrument.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the compensation of the Corporation's executive officers.  The identified named executive officers of the Corporation (the "NEOs") who are the focus of this CD&A and who appear in the compensation tables of this Circular are: Peter N. Cowley, President and Chief Executive Officer of the Corporation (the "CEO"), Donat K. Madilo, Chief Financial Officer of the Corporation (the "CFO") and Arnold T. Kondrat, Executive Vice President of the Corporation

On November 28, 2008, the Corporation completed the acquisition (the "Acquisition") of all of the outstanding shares of the private company, Loncor Resources Inc. ("Old Loncor").  Also on November 28, 2008, immediately following this acquisition, the Corporation amalgamated with Old Loncor and, pursuant to the amalgamation, changed its name from Nevada Bob's International Inc. to Loncor Resources Inc.  As a result of this acquisition, the business of the Corporation is the exploration of mineral properties in the Democratic Republic of the Congo.  Prior to this acquisition, the Corporation was in the business of licensing the right to use (a) the Nevada Bob's trademarks in connection with operating retail golf stores internationally, excluding the United Kingdom, Europe, Canada and the United States, and (b) certain other golf-related, non-Nevada Bob's trademarks internationally, including the United Kingdom, Europe, Canada and the United States.

As the Corporation's business is the exploration of mineral properties, the Corporation often has to operate with limited financial resources and control costs to ensure that funds are available to complete scheduled programs and otherwise fund its operations.  As a result, the board of directors of the Corporation (the "Board") has attempted to keep the cash compensation paid to the Corporation's senior officers relatively modest, while providing long-term incentives through the granting of stock options. This is consistent with the Corporation's objective of preserving cash and also reflects the Corporation's belief that incentive stock options offer an effective mechanism for incentivizing management and aligning the interests of the Corporation's executive officers with those of the Corporation's shareholders.

Compensation Committee

In order to assist the Board in fulfilling its oversight responsibilities with respect to human resources policies and executive compensation, the Board has established the Compensation Committee.  The Compensation Committee is comprised of three directors, namely Kevin R. Baker, Maurice J. Colson and William R. Wilson, two of whom (Messrs. Colson and Wilson) are independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101").  Mr. Baker is the Chairman of the Compensation Committee.

Under its written charter, the Compensation Committee's responsibilities are set as follows: (a) review and recommend for approval to the Board the Corporation's key human resources policies; (b) review and recommend for approval to the Board the compensation and benefits policy and plans (including incentive compensation plans) for the Corporation; (c) review and recommend to the Board the employment agreements of the executive officers of the Corporation; (d) together with the Chairman of the Board (if any), evaluate annually the performance of the CEO and recommend to the Board his annual compensation package and performance objectives; (e) together with the Chairman of the Board (if any), review annually and recommend to the Board the annual compensation package and performance objectives of the other executive officers of the Corporation; (f) review annually and recommend to the Board the annual salaries (or percentage change in salaries) for non-executive staff of the Corporation; (g) review annually and recommend to the Board the adequacy and form of the compensation of the directors of the Corporation and be satisfied the compensation realistically reflects the responsibilities and risk involved in being such a director; (h) review annually and recommend for approval to the Board the executive compensation disclosure of the Corporation in its information circular, and be satisfied that the overall compensation philosophy and policy for senior officers is adequately disclosed and describes in sufficient detail the rationale for salary levels, incentive payments, stock options and all other components of executive compensation as prescribed by applicable securities laws; (i) determine grants of options to purchase shares of the Corporation under the Corporation's Stock Option Plan and recommend same to the Board for approval; (j) engage, at the expense of the Corporation, any external professional or other advisors which it determines necessary in order to carry out its duties hereunder; and (k) perform any other activities consistent with this mandate as the Compensation Committee or the Board deems necessary or appropriate.

Compensation Process

Determinations with respect to the compensation of the Corporation's senior officers (including decisions regarding annual bonuses) are made by the Board based on the recommendation of the Compensation Committee.  The Compensation Committee relies on the knowledge and experience of the members of the Compensation Committee, as well as on recommendations of the CEO, in making recommendations to the Board regarding senior officer compensation.  Neither the Corporation nor the Compensation Committee currently has any contractual arrangement with any executive compensation consultant who has a role in determining or recommending the amount or form of senior officer or director compensation.

When making recommendations to the Board regarding senior officer compensation, the Compensation Committee evaluates the officer's performance, including reviewing the Corporation's performance as against its business plans and the officer's achievements during the fiscal year.  The criteria upon which these recommendations are based has, to date, tended to be subjective and has reflected the Compensation Committee's views as to the nature and value of the contributions made by the executive officers to the achievement of the Corporation's corporate plans and objectives.  The Compensation Committee uses all data available to it to ensure that the Corporation is maintaining a level of compensation that is both commensurate with the size of the Corporation and sufficient to retain personnel it considers essential to the success of the Corporation.  In reviewing comparative data, the Compensation Committee does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined level and does not compare its compensation to a specific peer group of companies.  In the Compensation Committee's view, external data provides insight into external competitiveness, but it is not an appropriate single basis for establishing compensation levels.  External data is considered, along with an assessment of individual performance and experience, the Corporation's business strategy, best practices/trends in human resources, and general economic considerations.

In recommending the NEOs' compensation packages, the Compensation Committee reviews the various elements of the NEOs' compensation in the context of the total compensation package (including salary, bonuses and prior awards under the Stock Option Plan).

Stock options are granted by the Board under the Corporation's Stock Option Plan to senior officers upon their commencement of service.  Additional grants are also made periodically under the Stock Option Plan to senior officers (a) to recognize exemplary performance (including in connection with a promotion within the Corporation) or a special contribution, or (b) to provide additional long term incentives.  The Board determines the particulars with respect to stock option grants.  The exercise price of each stock option granted under the Stock Option Plan is set at or above the closing price of the common shares of the Corporation (the "Common Shares") on the TSX Venture Exchange on the day preceding the grant.  See "Compensation Program - Compensation Program Design - Stock Options" below for additional information regarding the process in respect of stock option grants to NEOs.

Compensation Program

Principles/Objectives of the Compensation Program

The primary goal of the Corporation's executive compensation program is to ensure that the compensation provided to the Corporation's senior officers is determined with regard to the Corporation's business strategy and objectives, such that the financial interests of the senior officers are matched with the financial interests of the shareholders.  The executive compensation program is designed to attract, motivate and retain top quality individuals at the executive level.  Having regard to these objectives of attracting, motivating and retaining, the program takes into account the location of the Corporation's operations in the Democratic Republic of the Congo and the lack of infrastructure and political, military and social instability relating to this location.  The Corporation strives to ensure that the Corporation's senior officers are compensated fairly and commensurately with their contributions to furthering the Corporation's strategic direction and objectives.

Compensation Program Design

The total compensation mix was designed on the basis of the Corporation's compensation objectives.  Standard compensation arrangements for the Corporation's senior officers are composed of the following elements, which are linked to the Corporation's compensation and corporate objectives as follows:

Compensation Element	Link to Compensation Objectives	Link to Corporate Objectives
Base salary	• Attract and retain • Reward	• Competitive pay ensures access to skilled personnel necessary to achieve corporate objectives.
Bonuses	• Motivate and reward
• Bonuses focus senior officers on the achievement of corporate objectives and reward exceptional performance.

• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

Stock options	• Motivate and reward • Align interests with shareholders
• Stock option grants motivate and reward senior officers to increase shareholder value by the achievement of long-term corporate strategies and objectives.

• Encourages long-term tenure and performance.

Retention allowance (1)	• Attract and retain	• Encourages long-term tenure. • Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

(1)
A senior officer is entitled to receive a retention allowance (the "Retention Allowance") on termination of his employment with the Corporation, provided the officer has been with the Corporation for a minimum of two years and provided that termination is not due to misconduct (in the case of misconduct, the Retention Allowance is forfeited).  The amount of the Retention Allowance is equal to the officer's monthly base salary multiplied by the number of years the officer was with the Corporation (up to a maximum of 10 years), with any partial year being recognized on a pro rata basis.

The Corporation does not maintain pension plans or benefit plans or provide additional perks to its senior officers.

Base Salary

The Corporation provides senior officers with base salaries which represent their minimum compensation for services rendered during the fiscal year.  Base salaries depend on the officer's experience, responsibilities, skills and performance, general industry trends and practices, the Corporation's circumstances, including its existing financial resources, and the potential long term compensation provided by stock options as discussed below.  In addition to the above factors, decisions regarding any salary increases are impacted by each NEO's current salary.  A description of the material terms of the employment contract of Mr. Cowley as President and CEO is provided below under "Executive Compensation: Tables and Narrative - Termination and Change of Control Benefits".

Bonuses

While the Corporation has not yet established a formal annual bonus program, senior officers are generally eligible to receive an annual cash bonus in an amount up to a specified percentage of such officer's base salary.  Senior officers may also receive from time to time during the year cash bonuses to recognize exemplary performance or a special contribution.  See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the bonuses awarded to each of the NEOs in respect of services performed in 2010.

Stock Options

The grant of stock options to purchase Common Shares pursuant to the Corporation's Stock Option Plan is an integral component of the compensation packages of the senior officers of the Corporation.  The Compensation Committee believes that the grant of stock options to senior officers serves to motivate achievement of the Corporation's long-term strategic objectives and the result will benefit all shareholders.  The CEO makes recommendations to the Compensation Committee for potential grants of stock options (prior to the establishment of the Compensation Committee in June 2010, these recommendations were made directly to the Board).  His decisions are based in part upon the level of responsibility and contribution of the individuals toward the Corporation's goal and objectives.  Stock options are granted by the Board, pursuant to the Corporation's Stock Option Plan, and since the establishment of the Compensation Committee in June 2010 based upon the recommendation of the Compensation Committee.  The overall number of stock options that are outstanding relative to the number of outstanding Common Shares are also considered in determining whether to make any new grants of stock options and the size of such grants.  Since the Corporation does not grant stock options at a discount to the prevailing market price of the Common Shares, the stock options granted to senior officers have value only if, and to the extent that, the market price of the Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.

See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, for information regarding the stock options granted to the NEOs.

Retention Allowance

The Corporation believes that the Retention Allowance helps to attract and retain individuals in a competitive environment and encourages long-term tenure with the Corporation.

Analysis of 2010 Compensation

Base Salary

See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the base salary paid to each of the NEOs in 2010.  No change was made in 2010 to the salary of any of the NEOs which was in place at the end of 2009.  This was a result of either (a) the salary being previously fixed under the NEO's employment contract, or (b) the determination that the existing salary was competitive and appropriate in light of the individual NEO's performance and experience, the overall level of corporate activity and current economic conditions.

Bonuses

The NEOs received cash bonuses in respect of services performed in 2010.  See "Executive Compensation: Tables and Narrative - Summary Compensation Table" below which sets out the amounts of such bonuses awarded to the NEOs.  The rationale for these bonuses was to recognize performance and the role played in furthering the Corporation's business plan.

Stock Options

During 2010, the Board granted the following number of stock options to NEOs under the Corporation's Stock Option Plan.  See "Summary Compensation Table" and "Incentive Plan Awards" under "Executive Compensation: Tables and Narrative" below, which set out additional information in respect of this stock option grant.

Name	No. of Stock Options
Peter N. Cowley	Nil
Donat K. Madilo	50,000
Arnold T. Kondrat	Nil

The stock option grant to Mr. Madilo in 2010 was intended to provide long term incentives and to recognize performance.

Executive Compensation: Tables and Narrative

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the financial years ended December 31, 2010, December 31, 2009 and December 31, 2008, as applicable.

Name and Principal Position	Year	Salary (2) ($)	Share-based awards ($)	Option-based awards (3) ($)	Non-equity incentive plan compensation - Annual Incentive Plan (4) ($)	All other Compensation ($)	Total Compensation ($)
Peter N. Cowley (1) Chief Executive Officer	2010 2009	$241,376 $39,841	N/A N/A	Nil $610,361	$180,731 N/A	$34,610 (5) $10,385 (5)	$456,717 $660,587
Donat K. Madilo Chief Financial Officer	2010 2009 2008	$58,260 $8,798 Nil	N/A N/A N/A	$49,133 $87,804 Nil	$20,391 N/A N/A	Nil Nil Nil	$127,784 $96,602 Nil
Arnold T. Kondrat Executive Vice President (6)	2010 2009 2008	$116,520 Nil Nil	N/A N/A N/A	Nil $263,412 Nil	$234,982 N/A N/A	Nil $105,576 (7) $113,148 (7)	$351,502 $368,988 $113,148

(1)	Mr. Cowley was appointed CEO and President of the Corporation on November 1, 2009.

(2)
The salary for Mr. Cowley is paid in United Kingdom pounds.  The U.S. dollar amounts set out in the above table for the salary of Mr. Cowley were calculated using, in the case of the 2010 amount, an average exchange rate for 2010 of US$1.00 = £0.6463 and, in the case of the 2009 amount, an exchange rate of US$1.00 = £0.6024.  The salaries for Messrs. Madilo and Kondrat are paid in Canadian dollars.  The U.S. dollar amounts set out in the above table for the salaries of Messrs. Madilo and Kondrat were calculated using, in the case of the 2010 amounts, an average exchange rate for 2010 of Cdn$1.00 = US$0.9710 and, in the case of the 2009 amount for Madilo, an average exchange rate for 2009 of Cdn$1.00 = US$0.8798.

(3)
These amounts represent the grant date fair value of the stock options awarded in the indicated year under the Corporation's Stock Option Plan, calculated in Canadian dollars and then converted to U.S. dollars using, in the case of the 2010 award, an average exchange rate for 2010 of Cdn$1.00 = US$0.9710 and, in the case of the 2009 awards, an average exchange rate for 2009 of Cdn$1.00 = US$ US$0.8798.

Grant date fair value of the stock options granted to Mr., Madilo in 2010 was calculated in accordance with the Black-Scholes model using the price of the Common Shares on the date of grant of Cdn$1.22, with the key valuation assumptions being stock price volatility of 157.32%, risk free interest rate of 1.9%, no dividend yield and expected life of three years.

Grant date fair value of the stock options granted to Messrs. Madilo and Kondrat in 2009 was calculated in accordance with the Black-Scholes model using the price of the Common Shares on the date of grant of Cdn$1.20, with the key valuation assumptions being stock price volatility of 157.43%, risk free interest rate of 1.89%, no dividend yield and expected life of three years.  Grant date fair value of the stock options granted to Mr. Cowley in 2009 was calculated in accordance with the Black-Scholes model using the Common Share price on the date of grant of Cdn$1.00, with the key valuation assumptions being stock price volatility of 157.75%, risk free interest rate of 1.9%, no dividend yield and expected life of three years.

(4)
These amounts represent the cash bonuses awarded to the NEOs in respect of services performed in the indicated year.  The bonuses for Messrs. Madilo and Kondrat in 2010 were awarded in Canadian dollars.  The U.S. dollar amounts set out in the above table for such bonus awards were calculated using an average exchange rate for 2010 of Cdn$1.00 = US$0.9710.  $95,790 of the bonus amount for Mr. Cowley in 2010 was awarded in Canadian dollars and the balance of such amount was awarded in United Kingdom pounds.  The U.S. dollar amount set out in the above table for such bonus amount for Mr. Cowley was calculated, in the case of the Canadian dollar portion, using an exchange rate of Cdn$1.00 = US$0.9579 and, in the case of the United Kingdom pound portion, using an exchange rate of US$1.00 = £0.6428.

(5)
For 2010, this amount represents life and medical insurance premiums paid by the Corporation and the accrued Retention Allowance.  The breakdown of such items is as follows: life and medical insurance premiums: $11,469; Retention Allowance: $23,141.  For 2009, this amount represents life and medical insurance premiums paid by the Corporation.

(6)	On October 23, 2009, Mr. Kondrat resigned as Chairman of the Board of the Corporation and was appointed Executive Vice President of the Corporation.

(7)
Represents management fees earned by Mr. Kondrat for his services to the Corporation.  These fees were accrued in Canadian dollars.  The U.S. dollar amounts set out in the above table for such fees were calculated using, respectively, an average exchange rate for 2009 of Cdn$1.00 = US$0.8798 and an average exchange rate for 2008 of Cdn$1.00 = US$0.9429.

The Corporation does not have any long-term incentive program other than its Stock Option Plan and does not have any defined or actuarial plans.

Incentive Plan Awards

The following table provides details regarding outstanding NEO option and share-based awards as at December 31, 2010:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (Cdn$)	Option expiration date	Aggregate value of unexercised in-the-money options (2) (Cdn$)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter N. Cowley	Oct. 26, 2009	750,000	$1.00	Oct. 26, 2014	$825,000	N/A	N/A
Donat K. Madilo	March 11, 2010	50,000	$1.25	March 11, 2015	$42,500	N/A	N/A
	Sept. 30, 2009	100,000	$1.20	Sept. 30, 2014	$90,000	N/A	N/A
Arnold T. Kondrat	Sept. 30, 2009	300,000	$1.20	Sept. 30, 2014	$270,000	N/A	N/A

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)	This is based on the closing sale price per share of the Common Shares on December 31, 2010 of Cdn$2.10 as reported by the TSX Venture Exchange.

The following table provides details regarding outstanding NEO option-based awards, share-based awards and non-equity incentive plan compensation, which vested and/or were earned during the year ended December 31, 2010:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (Cdn$)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Peter N. Cowley	$223,125	N/A	N/A
Donat K. Madilo	$2,500	N/A	N/A
Arnold T. Kondrat	$7,500	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the NEO if the NEO had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Pension Plan Benefits and Deferred Compensation Plans

The Corporation does not have a pension plan or a deferred compensation plan.

Termination and Change of Control Benefits

There is no contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Corporation or a change in an NEO's responsibilities, other than as set out below.

The Corporation and Mr. Cowley have entered into an employment contract (the "Cowley Agreement") which sets out the terms upon which Mr. Cowley performs the services of CEO and President of the Corporation.  Under the Cowley Agreement, Mr. Cowley is currently paid an annual salary of 200,000 United Kingdom pounds (Mr. Cowley’s annual salary was increased from 156,000 United Kingdom pounds to 200,000 United Kingdom pounds in 2011), and the Corporation may, in the sole discretion of the Board, pay to Mr. Cowley a bonus in respect of each financial year of the Corporation during which Mr. Cowley's employment subsists.  The term of the Cowley Agreement expires on November 1, 2012, but may be renewed for a further period by agreement between the Corporation and Mr. Cowley (in 2011, the expiry of the term of the Cowley Agreement was extended from November 1, 2011 to November 1, 2012).  The Corporation may terminate the Cowley Agreement at any time for cause (as specified in the Cowley Agreement) without notice and without any payment in lieu of notice.  The Cowley Agreement further provides as follows: (a) in the event of a "change of control" (as such term is defined in the Cowley Agreement) of the Corporation, Mr. Cowley has the right to terminate the Cowley Agreement and is entitled to be paid by the Corporation an amount equal to two times his annual salary; and (b) if immediately prior to such termination Mr. Cowley holds stock options of the Corporation, Mr. Cowley shall, subject to any restrictions imposed by or resulting from any applicable law or stock exchange rule or policy, be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options.  The Cowley Agreement also provides as follows: (i) upon the occurrence of the "constructive dismissal" (as such term is defined in the Cowley Agreement) of Mr. Cowley, Mr. Cowley has the right to terminate the Cowley Agreement; (ii) Mr. Cowley may also terminate the Cowley Agreement upon the breach by the Corporation of any of the covenants of the Cowley Agreement if any such breach is not rectified by the Corporation within 30 days after written notice of such breach has been given to the Corporation; and (iii) upon termination pursuant to items (i) or (ii), Mr. Cowley is entitled to be paid by the Corporation the salary that would otherwise have been payable to Mr. Cowley over the balance of the term the Cowley Agreement had Mr. Cowley not terminated the Cowley Agreement.

The following table sets out estimates of the incremental amounts payable to Mr. Cowley upon identified termination events as set out in the Cowley Agreement, assuming each such event took place on the last business day of fiscal year 2010.  The table includes the value of unvested stock options that would vest upon the occurrence of the termination event.

Change of Control Lump sum payment Stock options	£312,000 (1) Cdn$412,500 (2)
Constructive Dismissal/Breach of Agreement by the Corporation Lump sum payment	£130,000 (3)

(1)	This amount is equivalent to US$486,626 based on an exchange rate of £1.00 = US$1.5597 as at December 31, 2010.

(2)	This amount is equivalent to US$414,728 based on an exchange rate of Cdn$1.00 = US$1.0054 as at December 31, 2010.

(3)	This amount is equivalent to US$202,761 based on an exchange rate of £1.00 = US$1.5597 as at December 31, 2010.

Director Compensation

The directors of the Corporation were not paid any fees by the Corporation during the financial year ended December 31, 2010 for their services in their capacity as directors, other than as set out in the table below under "Director Summary Compensation Table".  The Corporation's directors are entitled to receive stock option grants under the Corporation's Stock Option Plan, as determined by the Board.  The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Common Shares on the TSX Venture Exchange prior to the date the stock options are granted.  No stock options were granted to directors during the financial year ended December 31, 2010.

During the financial year ended December 31, 2010, the Corporation incurred legal expenses (and related costs) of Cdn$343,051 (or US$344,903 based on an exchange rate of Cdn$1.00 = US$1.0054 as at December 31, 2010) to Macleod Dixon llp, which acts as legal counsel to the Corporation.  Richard J. Lachcik, a director of the Corporation, is a partner of Macleod Dixon llp.

Director Summary Compensation Table

The following compensation table sets out the compensation paid to each of the Corporation's directors in the year ended December 31, 2010, other than Messrs. Cowley and Kondrat.  See "Executive Compensation: Tables and Narrative - Summary Compensation Table" above for a details regarding the compensation paid to Messrs. Cowley and Kondrat in respect of services rendered during 2010.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other Compensation ($)	Total ($)
Kevin R. Baker	Nil	N/A	Nil	N/A	Nil	Nil
Richard J. Lachcik	Nil	N/A	Nil	N/A	Nil (1)	Nil
Simon F. W. Village	Nil	N/A	Nil	137,882 (2)	$116,520 (3)	$254,402
William R. Wilson	$8,000	N/A	Nil	N/A	Nil	$8,000

(1)
See the disclosure above under "Director Compensation" with respect to the legal expenses (and related costs) incurred by the Corporation to Macleod Dixon llp in 2010.  Mr. Lachcik is a partner of Macleod Dixon llp, which acts as legal counsel to the Corporation.

(2)
This amount represents cash bonuses awarded to Mr. Village in respect of services performed.  Such bonuses were awarded in Canadian dollars.  The U.S. dollar amount set out in the above table for such bonus awards was calculated using an average exchange rate for 2010 of Cdn$1.00 = US$0.9710.

(3)
This amount represents consulting fees.  These fees were paid in Canadian dollars.  The U.S. dollar amount set out in the above table for such fees was calculated using an average exchange rate for 2010 of Cdn$1.00 = US$0.9710.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2010 by the directors of the Corporation other than Messrs. Cowley and Kondrat.  See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for details regarding the outstanding stock options held by Messrs. Cowley and Kondrat as at December 31, 2010.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (Cdn$)	Option expiration date	Aggregate value of unexercised in-the-money options (2) (Cdn$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Kevin R. Baker	Sept. 30, 2009	300,000	$1.20	Sept. 30, 2014	$270,000	N/A	N/A
Richard J. Lachcik	Sept. 30, 2009	50,000	$1.20	Sept. 30, 2014	$45,000	N/A	N/A
Simon F. W. Village	Sept. 30, 2009	300,000	$1.20	Sept. 30, 2014	$270,000	N/A	N/A
William R. Wilson	Sept. 30, 2009	50,000	$1.20	Sept. 30, 2014	$45,000	N/A	N/A

(1)	1/4 of the stock options granted to each optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)	This is based on the closing sale price per share of the Common Shares on December 31, 2010 of Cdn$2.10 as reported by the TSX Venture Exchange.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Corporation other than Messrs. Cowley and Kondrat, which vested and/or were earned during the year ended December 31, 2010.  See "Executive Compensation: Tables and Narrative - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Messrs. Cowley and Kondrat, which vested and/or were earned during the year ended December 31, 2010.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (Cdn$)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Kevin R. Baker	$7,500	N/A	N/A
Richard J. Lachcik	$1,250	N/A	N/A
Simon F. W. Village	$7,500	N/A	N/A
William R. Wilson	$1,250	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2010, the number of Common Shares to be issued upon the exercise of any outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation.

Plan Category	Number of Common Shares to be issued upon exercise of any options, warrants and rights outstanding as at Dec. 31, 2010	Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2010	Number of Common Shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2010 (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders (1)	3,465,000 (2)	$1.17	4,535,000
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Totals	3,465,000 (2)	$1.17	4,535,000

(1)	The only equity compensation plan of the Corporation approved by shareholders is the Corporation's Stock Option Plan.

(2)	As of the date of this Circular, there are outstanding under the Corporation's Stock Option Plan a total of 5,025,000 stock options.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, is indebted to the Corporation or a subsidiary of the Corporation.

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, no director or officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's financial year ended December 31, 2010 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

In February 2010, the Corporation completed concurrent brokered and non-brokered private placement equity financings.  Pursuant to the brokered private placement financing, the Corporation issued a total of 8,166,500 units at a price of Cdn$1.25 per unit for total gross proceeds of Cdn$10,208,125, with each such unit consisting of one common share of the Corporation and one-half of one common share purchase warrant of the Corporation (with each whole warrant entitling the holder to purchase one common share of the Corporation at a price of Cdn$1.45 for a period of 24 months).  Simon F .W. Village (Vice President and a director of the Corporation) purchased 160,000 units under this financing and Arnold T. Kondrat (Executive Vice President, a director and a 10% Shareholder of the Corporation; see "Voting Securities and Principal Holders Thereof") purchased 160,000 units under this financing.  Mr. Village's address is 6 The Old Yard, Rectory Lane, Brasted, Kent, TN16 1JP, United Kingdom.  Mr. Kondrat's address is Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

Pursuant to the February 2010 non-brokered private placement financing, the Corporation issued to Newmont Mining Corporation of Canada Limited ("Newmont") 4,000,000 units at a price of Cdn$1.25 per unit for total gross proceeds of Cdn$5,000,000.  The units issued under this non-brokered private placement had the same terms as the units issued under the February 2010 brokered private placement referred to above.

In December 2010, the Corporation completed a second non-brokered private placement financing with Newmont, involving the issuance by the Corporation to Newmont of 2,000,000 units of the Corporation at a price of Cdn$1.95 per unit for total gross proceeds of Cdn$3,900,000.  Each such unit is comprised of one common share of the Corporation and one-half of one common share purchase warrant of the Corporation.  Each full warrant is exercisable into one additional common share of the Corporation at a price of Cdn$2.30 for a period of two years.

Also in December 2010, Newmont exercised the 2,000,000 warrants that it had acquired under the February 2010 non-brokered private placement referred to above, resulting in the issuance by the Corporation to Newmont of 2,000,000 common shares of the Corporation at a price of Cdn$1.45 per share for total gross proceeds to the Corporation of Cdn$2,900,000.

In February 2011, the Corporation completed concurrent brokered and non-brokered private placement equity financings. Pursuant to the brokered private placement financing, the Corporation issued a total of 8,500,000 common shares at a price of Cdn$2.35 per share, resulting in total gross proceeds of Cdn$19,975,000.  Pursuant to the non-brokered private placement financing, the Corporation issued to Newmont 1,700,000 common shares of the Corporation at a price of Cdn$2.35 per share for total gross proceeds of Cdn$3,995,000.

Newmont is currently the Corporation’s largest shareholder, holding 9,700,000, or 16.80%, of the outstanding common shares of the Corporation (see "Voting Securities and Principal Holders Thereof").  Newmont’s address is 20 Eglinton Avenue West, Suite 1900, Toronto, Ontario, M4R 1K8, Canada.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2010 (the "2010 Financial Statements"), together with the auditors' report thereon, will be placed before the Meeting.  A copy of the 2010 Financial Statements is attached to this Circular as Schedule "B".

CORPORATE GOVERNANCE MATTERS

The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled "Disclosure of Corporate Governance Practices") provides that the corporate governance disclosure required by Form 58-101F2 must be included in this Circular.  The following addresses the items identified in Form 58-101F2.

Board of Directors

A director is considered "independent" if he has no direct or indirect material relationship with the Corporation.  A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment.  There are also certain circumstances which are deemed to establish a "material relationship" for the purpose of determining independence under National Instrument 58-101.  The Board currently consists of seven persons, three of whom have been determined to be independent within the meaning of National Instrument 58-101 and four of whom have been determined to not be independent within the meaning of National Instrument 58-101.  Each of Maurice J. Colson, Simon F. W. Village and William R. Wilson has been determined to be independent within the meaning of National Instrument 58-101.  Kevin R. Baker (who was CEO and President of the Corporation until November 1, 2009), Peter N. Cowley (who is CEO and President of the Corporation), Arnold T. Kondrat (who is Executive Vice President of the Corporation) and Richard J. Lachcik (who is a partner of Macleod Dixon llp, which acts as legal counsel to the Corporation) have been determined to not be independent within the meaning of National Instrument 58-101.

The Board believes that the fiduciary duties placed on individual directors by the Ontario Business Corporations Act (the Corporation's governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors' participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Corporation.

Directorships

The following directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Names of Other Issuers
Kevin R. Baker	Calfrac Well Services Ltd.
Maurice J. Colson
Lithium One Inc.
Hornby Bay Mineral Exploration Ltd.
Apogee Silver Ltd.
Alexis Minerals Corporation
Stetson Oil & Gas Ltd.
Triumph Ventures Corp.
China Goldcorp Ltd.
BRC DiamondCore Ltd.
Sagittarius Capital Corporation

Peter N. Cowley	Banro Corporation Cluff Gold plc
Arnold T. Kondrat	Banro Corporation BRC DiamondCore Ltd. Gentor Resources, Inc.
Richard J. Lachcik	Banro Corporation South American Gold & Copper Company Limited United Reef Limited
Simon F. W. Village	Banro Corporation BRC DiamondCore Ltd. Gentor Resources, Inc.
William R. Wilson	BRC DiamondCore Ltd. Alliance Mining Corp.

Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors.  Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Corporation's business will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Corporation's directors.  Each of the Corporation's directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.  The Corporation's legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

Ethical Business Conduct

The Board expects management to operate the business of the Corporation in a manner that enhances shareholder value and is consistent with the highest level of integrity.

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the "Code").  A copy of the Code may be obtained from the Chief Financial Officer of the Corporation at (416) 366-2221 and is also available on SEDAR at www.sedar.com.  Each director, officer and employee of the Corporation is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code.  Any observed breaches of the Code must be reported to the Corporation's CEO.

The Board has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Corporation's organization, including (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information, instances of corporate fraud, or harassment.  The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct.

In accordance with the Ontario Business Corporations Act (the Corporation's governing corporate legislation), directors of the Corporation who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction.  In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

Nomination of Directors

The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and officers.

Compensation

See the disclosure in this Circular under "Executive Compensation".

Other Board Committees

The Board does not have any standing committees other than the Audit Committee and the Compensation Committee.

Assessments

The Board monitors but does not formally assess the performance of the Board, its committees and individual Board members.  To date, the Board has satisfied itself, through informal discussions, that the Board, its committees and individual Board members are performing effectively.

U.S. CORPORATE GOVERNANCE MATTERS

The Corporation's common shares are listed on the NYSE Amex LLC (the "Amex").  The Amex Company Guide permits the Amex to consider the laws, customs and practices of foreign issuers in relaxing certain Amex listing criteria, and to grant exemptions from Amex listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Corporation's governance practices differ from those followed by U.S. domestic companies pursuant to Amex standards is as follows:

Shareholder Meeting Quorum Requirement: Amex minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock.  In addition, a company listed on Amex is required to state its quorum requirement in its by-law. The Corporation's quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy holder or representative for a shareholder so entitled.

Proxy Delivery Requirement: Amex requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission.  The Corporation is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Corporation solicits proxies in accordance with applicable rules and regulations in Canada.

Independence of Directors: Amex requires that the majority of a company's directors be independent.  The Corporation does not have a majority of independent directors, but does satisfy the requirements of applicable Canadian laws with respect to the composition of its Board.

Nominating Process: Amex requires that director nominations must be either selected or recommended to the board by either a nominating committee or a majority of independent directors.  In addition, Amex requires a formal written charter or board resolution addressing the nominations process.  Under applicable Canadian laws, the Corporation's director nominations are not required to be selected or recommended to the Board by either a nominating committee or a majority of independent directors and the Corporation is not required to adopt a formal written charter or board resolution addressing the nominations process.

Executive Compensation: Amex requires executive compensation to be decided by a compensation committee comprised entirely of independent directors or a majority of independent directors.  Under applicable Canadian laws, the Corporation is not required to have a compensation committee comprised entirely of independent directors or to have executive compensation determined by a majority of independent directors.

U.S. Audit Committee Matter

Kevin R. Baker, a member of the Audit Committee (see "Audit Committee Matters"), is considered not independent within the meaning of applicable U.S. securities laws as he was the Corporation’s President and CEO within the last three years (he resigned as President and CEO on November 1, 2009).  The Corporation is relying upon the "exceptional and limited circumstances" exception to the rule under such laws that each member of the Corporation’s Audit Committee must be independent.  The Board has determined that membership on the Audit Committee by Mr. Baker is required by the best interests of the Corporation and its shareholders, having regard to Mr. Baker’s experience, expertise and history with the Corporation and the Corporation’s current stage of development.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is provided in the 2010 Financial Statements and the Corporation's management's discussion and analysis relating to such financial statements (the "2010 MD&A").  Copies of this Circular, the 2010 Financial Statements, the 2010 MD&A, the interim consolidated financial statements of the Corporation subsequent to the 2010 Financial Statements and the Corporation's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com.  Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board.  Unless otherwise indicated, information contained in this Circular is given as of May 27, 2011.

DATED the 27th day of May, 2011.

BY ORDER OF THE BOARD

(signed)

Donat K. Madilo
Chief Financial Officer

SCHEDULE "A"

LONCOR RESOURCES INC.

Terms of Reference
Audit Committee of the Board of Directors of
Loncor Resources Inc.

May 22, 2009

MANDATE

A.           Role and Objectives

The audit committee (the "Committee") is a committee of the board of directors (the "Board") of Loncor Resources Inc. (the "Corporation") established for the purpose of overseeing the accounting and financial reporting process of the Corporation and external audits of the consolidated financial statements of the Corporation.  In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to the Corporation's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit.  The Committee also recommends for Board approval the Corporation's audited annual consolidated financial statements and other mandatory financial disclosure.

The Corporation's external auditor is accountable to the Board and the Committee as representatives of shareholders of the Corporation.  The Committee shall be directly responsible for overseeing the relationship of the external auditor.  The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities.  The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of the Corporation;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor’s independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and the Corporation’s external auditor.

B.           Composition

1.
The composition of the Committee shall be in accordance with the requirements of applicable securities laws, applicable corporate laws, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.  Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.
Members of the Committee shall be appointed by the Board.  Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation.

3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

4.
The Committee shall have access to such officers and employees of the Corporation and to such information respecting the Corporation as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.           Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.
Meetings of the Committee shall be scheduled at such times during each year as it deems appropriate.  Minutes of all meetings of the Committee shall be taken.  The Chief Financial Officer (or, in the event the Corporation does not have a Chief Financial Officer, the person who performs similar functions to a Chief Financial Officer) shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.	The Committee shall meet periodically with the Corporation's external auditor (in connection with the preparation of the annual financial statements and otherwise as the Committee may determine).

RESPONSIBILITIES

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of the Corporation and external audits of the Corporation’s consolidated financial statements. In that regard, the Committee shall:

1.
satisfy itself on behalf of the Board with respect to the Corporation's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements.  The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of the Corporation (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.
review with management and the external auditor the annual consolidated financial statements of the Corporation, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosure") prior to their submission to the Board for approval.  This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year’s financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing adequacy of reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between the Corporation and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosure;

3.
review with management all interim consolidated financial statements of the Corporation and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosure") and, if thought fit, approve all Quarterly Financial Disclosure;

4.
be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than Annual Financial Disclosure or Quarterly Financial Disclosure, and shall periodically assess the adequacy of those procedures;

5.
review with management and recommend to the Board for approval, any financial statements of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus of the Corporation;

6.	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

(b)	discuss with the external auditor:

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)
consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)
review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees, and make a recommendation to the Board as to the compensation of the external auditor;

(e)
when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)
review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with the Corporation and its affiliates in order to determine the external auditor’s independence, including, without limitation:

(i)
requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to the Corporation;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor’s independence;

(h)	as may be required by applicable securities laws, either:

(i)
pre-approve all non-audit services to be provided by the external auditor to the Corporation (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services; and

(i)	review and approve the hiring policies of the Corporation regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation;

7.	(a) establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(b)
review with the external auditor its assessment of the internal controls of the Corporation, its written reports containing recommendations for improvement, and the Corporation's response and follow-up to any identified weaknesses;

8.
with respect to risk management, be satisfied that the Corporation has implemented appropriate systems of internal control over financial reporting (and review senior management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

9.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

10.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

SCHEDULE "B"

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2010 and 2009

(Expressed in U.S. dollars)

Management Report

The consolidated financial statements, the notes thereto and other financial information contained in the Management’s Discussion and Analysis have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of Loncor Resources Inc. (the “Company”).  The financial information presented elsewhere in the Management’s Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements.  The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal controls.  These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable information is produced.  These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility.  The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control.  The Audit Committee, which is composed of non-executive directors, meets with management as needed as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements.  The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review reporting issues.

The consolidated financial statements for the year ended December 31, 2010 have been audited by BDO Canada LLP, Chartered Accountants and Licensed Public Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

(Signed) “Peter N. Cowley”	(Signed) “Donat K. Madilo”
Peter N. Cowley, President	Donat K. Madilo, CFO

 April 26, 2011

Independent Auditor’s Report

To the Shareholders of Loncor Resources Inc.:

We have audited the accompanying consolidated financial statements of Loncor Resources Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive loss, consolidated statements of shareholders’ equity and consolidated cash flow statements for the two year period ended December 31, 2010 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit in accordance with Canadian generally accepted auditing standards and the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Loncor Resources Inc. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ BDO Canada LLP

Chartered Accountants, Licensed Public Accountants
April 26, 2011

LONCOR RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

As at	December 31, 2010	December 31, 2009

ASSETS
Current
Cash	$10,449,774	$1,536,166
Advances receivable	17,132	2,798
Prepaid expenses	165,753	98,663
Due from related party (Note 8)	2,346	-
	10,635,005	1,637,627

Capital assets (Note 5)	548,700	27,651
Mineral properties (Note 4)	12,402,328	4,954,402
Intangible assets (Note 6)	1	1
	$23,586,034	$6,619,681
LIABILITIES
Current
Accounts payable	$408,962	$44,776
Accrued liabilities	73,864	47,575
Due to related parties (Note 8)	118,765	510,867
Notes payable (Note 7)	-	2,403,508
	601,591	3,006,726

Employee retention (Note 9)	210,036	-
Future income taxes (Note 13)	337,747	422,694
	1,149,374	3,429,420
Commitments (Note 11)

SHAREHOLDERS’ EQUITY

Share capital (Note 10(b))	40,635,959	20,341,246
Contributed surplus	2,722,678	591,558
Deficit	(20,921,977)	(17,742,543)
	22,436,660	3,190,261
	$23,586,034	$6,619,681
APPROVED BY THE BOARD

(signed) “Peter N. Cowley”	(signed) “Arnold T. Kondrat”
Peter N. Cowley, Director	Arnold T. Kondrat, Director

The accompanying notes are an integral part of these financial statements.

LONCOR RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

	2010	2009

Revenue
Royalties	$-	$1,129
Expenses
Professional fees	238,356	227,026
Consulting fees (Note 10(d))	389,679	99,446
Travel	115,517	2,959
Office and sundry	78,023	12,946
Shareholder relations and promotion	39,002	31,478
Interest and bank charges	1,231	145,460
Management fees (Note 8)	194,338	189,731
Salaries	585,543	49,275
Stock based compensation (Note 10(d))	1,004,983	197,654
Depreciation and amortization	851	6,680
Impairment loss (Note 4)	957,318	-
Foreign exchange (gain) loss	(307,662)	48,863
	3,297,179	1,011,518
Net Loss from Operations	(3,297,179)	(1,010,389)
Loss on sale of trademarks and inventory	-	(4,138)
Interest income	32,798	3,636
Net Loss Pre-Tax	(3,264,381)	(1,010,891)
Income tax (recovery)	84,947	-
Net Loss and Comprehensive Loss for the year	$(3,179,434)	$(1,010,891)
Net loss per share (basic and diluted) (Note 10(e))	$(0.08)	$(0.04)

The accompanying notes are an integral part of these financial statements.

LONCOR RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

	2010	2009
Cash Provided by (Used for)
Operations
Net loss for the year	$(3,179,434)	$(1,010,891)
Depreciation and amortization	851	6,680
Stock based compensation (Note 10(d))	1,004,983	197,654
Stock based compensation – consulting (Note 10(d))	239,843	77,955
Impairment loss	957,318	-
Recovery of tax	(84,947)	-
Retention allowance (Note 9)	210,036	-
Loss on disposition of trademarks and inventory	-	4,138
Net change in working capital items other than cash:		-
Accrued interest on notes payable	-	144,466
Advances receivable	(14,334)	(2,798)
Prepaid expenses	(67,090)	(95,481)
Due from related parties	83,692	27,980
Accounts payable	364,186	(365,203)
Accrued liabilities	26,289	14,735
	(458,607)	(1,000,765)
Financing activities
Due to related parties	(478,140)	(160,544)
Issue of common shares	20,720,403	2,024,160
Repayment of notes payable	(2,403,508)	-
	17,838,755	1,863,616
Investing activities
Sale of trademarks	-	50,000
Purchase of capital assets	(647,553)	(29,781)
Exploration expenditures	(7,818,987)	(953,349)
	(8,466,540)	(933,130)
Net increase (decrease) in cash during the year	8,913,608	(70,279)

Cash, beginning of the year	1,536,166	1,606,445

Cash, end of the year	$10,449,774	$1,536,166

Supplementary information
Interest paid	$-	$17,674
Non-cash transactions
Stock based compensation included in mineral properties	$460,604	$40,749
Amortization included in mineral properties	$125,653	$2,361

The accompanying notes are an integral part of these financial statements.

LONCOR RESOURCES INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

	Number of Shares	Share Capital Amount (Note 10)	Contributed Surplus	Deficit

December 31, 2008	27,753,247	$18,317,086	$275,200	$(16,731,652)
Stock based compensation	-	-	316,358	-
Issued share capital	3,000,000	2,024,160	-	-
Net loss and comprehensive loss for the year	-	-	-	(1,010,891)

December 31, 2009	30,753,247	$20,341,246	$591,558	$(17,742,543)
Issued share capital (Note 10(b))	14,166,500	18,443,418	-	-
Share issue costs (Notes 8 and 10(b))	-	(1,743,289)	-	-
Warrant exercises (Note 10(c))	2,497,998	3,462,577
Stock based compensation (Note 10(d))	-	-	2,131,120	-
Compensation option exercise (Notes 10(b) and (c))	-	132,007	-	-
Net loss and comprehensive loss for the year	-	-	-	(3,179,434)
December 31, 2010	47,417,745	$40,635,959	$2,722,678	$(20,921,977)

The accompanying notes are an integral part of these financial statements.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

1. NATURE OF BUSINESS AND BUSINESS RISK

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The Company changed its name from Nevada Bob’s International Inc. on November 28, 2008 upon completion of the acquisition by the Company of Loncor Resources Inc. (referred to herein as “Old Loncor”). The principal business of the Company is the acquisition and exploration of mineral properties. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production, or, alternatively, upon the Company's ability to recover its spent costs through a disposition of its interests, all of which are uncertain. Prior to the acquisition of Old Loncor, the Company was involved in the business of licensing the right to use (a) the Nevada Bob’s trademarks in connection with operating retail golf stores internationally, excluding the United Kingdom, Europe, Canada and the United States, and (b) certain other golf-related, non-Nevada Bob’s trademarks internationally, including the United Kingdom, Europe, Canada and the United States.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. The Company incurred a net loss of $3,179,434 during the year ended December 31, 2010 and, as of that date, the Company’s deficit was $20,921,977.  However, the Company has sufficient cash resources to meet its obligations for at least twelve months from the end of the reporting period. The Company is in the exploration stage and is dependent on its ability to successfully raise additional financing for development of the mineral properties. Although the Company has been successful in the past in obtaining financing and subsequently raised financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

2. BASIS OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo Sprl (“Loncor Congo”), and its wholly-owned U.S. subsidiary, Nevada Bob’s Franchising Inc.  Nevada Bob’s Franchising Inc. was incorporated under the laws of the State of Delaware, USA on July 31, 2002 and subsequently merged with Nevada Bob’s Franchising LLC, a limited liability company also wholly-owned by the Company.  Nevada Bob’s Franchising LLC, formerly Nbobs.com USA LLC, was incorporated on July 6, 2000 and changed its name on August 13, 2000.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

3. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of any revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the valuation of stock-based compensation as well as the valuation and potential impairment of the mineral properties, trademarks, rights and licenses and useful lives of capital assets also used to compute depreciation and amortization.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash is cash and term deposits with maturities of less than 90 days from the date of purchase.

Mineral properties

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established, the properties are sold or abandoned, or the value of the particular property is impaired. The excess of these costs over estimated recoveries is charged to operations. The ultimate recovery of these costs depends on the discovery and development of economic reserves or the sale of the mineral rights. The amounts shown for non-producing resource properties do not necessarily reflect present or future values. In addition, the Company’s exploration opportunities in the Congo may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

Capital assets

Capital assets of the Company are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Field camps	- straight line over 4 years
Field equipment	- straight line over 4 years
Office furniture and fixtures	- straight line over 5 years
Office equipment	- straight line over 4 years
Vehicles	-straight line over 4 years
Communication equipment	-straight line over 4 years

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

Foreign currency translation

These consolidated financial statements are presented in the functional currency of the Company, United States dollars (“U.S. dollars”). The Company’s Canadian operations are integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues (if any) and expense items are translated at average rates of exchange in effect during the period, except for amortization which is translated at its corresponding historical rate.  Exchange gains and losses are included in the consolidated statements of operations and comprehensive loss.

Stock-based compensation

The Company has a stock option plan, which is described in Note 10(d).  The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the weighted average fair value of options granted is recorded as compensation expense in the consolidated financial statements.  Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.  Compensation expense on stock options granted is recognized and amortized over the vesting period, with the offset being credited to contributed surplus.  Any consideration paid for shares purchased under the stock option plan is credited to share capital.

Income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, future income taxes are recognized based on the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the substantially enacted income tax rates for the year in which the differences are expected to reverse.  Valuation allowances are established when necessary to reduce future income tax assets to amounts expected to be realized.

Revenue recognition

The Company recognizes royalty revenue from licensees based on their reported monthly gross sales.  Fees received on the transfer of licenses are recognized as revenue when received.  Interest income is recognized on an accrued basis.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

Asset impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  As at December 31, 2010, the Company decided to allow its exploration permits related to the Bas Congo project to lapse. No further work will be undertaken on this project. As a result, an amount of $957,318 representing deferred exploration expenditures with respect to the Bas Congo project was written off. No impairment losses were warranted or recorded for the year ended December 31, 2009.

Financial instruments

Held-for-trading financial instruments which include cash and cash equivalents are initially measured at fair value and changes in fair value are recognized in net loss for the year.

Loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from revaluation and impairment write-downs are recognized in the statement of operations and comprehensive loss for the year. Prepaid expenses and advances receivable are classified as loans and receivables while accounts payable, accrued liabilities, notes payable and due from/to related parties are classified as other financial liabilities.

The balance sheet carrying amounts for cash, prepaid expenses, advances receivable, accounts payable, accrued liabilities, notes payable and due from/to related parties approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Variable interest entities

Variable interest entities (VIE) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE’s expected losses or expected residual returns. The Company does not currently have any VIE.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

Future accounting standards changes

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.

The AcSB has confirmed January 1, 2011 as the date that IFRS will replace Canadian GAAP for publicly accountable enterprises.  As a result, the Company will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS.  Adoption of IFRS in place of Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact the reported financial position and results of operations.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

4.  MINERAL PROPERTIES

The Company is engaged in the exploration of gold and platinum properties.  The Company’s main exploration focus is in the North Kivu and Orientale provinces of the Congo where the Company holds or controls rights under 68 exploration permits (“PR”), directly through a wholly-owned Congo subsidiary, Loncor Resources Congo SPRL, or under option arrangements with the holders of the PRs.

As at December 31, 2010, the Company incurred deferred exploration expenditures and mineral property costs of $ 12,402,328 as follows:

Mineral properties

	Year ended December 31, 2010	Year ended December 31, 2009	Cumulative from November 28, 2008 to December 31, 2010

Exploration Cost:
Field camps - houses	$843,661	$73,929	$917,590
Helicopter expenses	1,182,004	-	1,182,004
Geochemistry	377,373	22,846	400,219
Geology	89,005	39,119	138,624
Geophysics	565	-	565
Drilling	841,061	-	841,061
Consulting fees	213,923	151,700	370,623
Professional fees	29,380	45,200	74,580
Shareholder relations and promotion	307,513	22,839	330,352
Travel	530,732	253,244	784,666
Office and sundry	586,826	57,350	644,176
Amortization of plant and equipment	125,653	2,361	128,122
Salaries	2,362,669	251,939	2,619,608
Stock based compensation (Note 10(d))	460,604	40,749	501,353
Interest and bank charges	77,556	16,680	95,223
Recruitment and training	5,130	-	5,130
Vehicles	197,890	-	197,890
Guest houses	12,208	15,624	27,832
Security	161,491	2,879	164,370
Impairment loss	(957,318)	-	(957,318)
Mineral properties acquired	-	-	3,935,658

Total expenditure	$7,447,926	$996,459	$12,402,328

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

5. CAPITAL ASSETS

As at December 31, 2010
	Cost	Accumulated Depreciation	Net Book Value
Field camps	$237,300	$46,742	$190,558
Field equipment	34,554	5,781	28,773
Communication equipment	41,393	7,831	33,562
Office furniture and fixtures	96,525	91,835	4,690
Office equipment	83,315	14,409	68,906
Vehicles	275,967	53,756	222,211
	$769,054	$220,354	$548,700

As at December 31, 2009
	Cost	Accumulated Depreciation	Net Book Value
Field camps	$19,100	$1,194	$17,906
Field equipment	2,878	180	2,698
Office furniture and fixtures	92,268	91,224	1,044
Office equipment	7,255	1,252	6,003
	$121,501	$93,850	$27,651

During the year ended December 31, 2009, the Company removed from its accounting records assets with a total cost of $133,081 that were fully depreciated and no longer in use. The classes of assets affected included office equipment and leasehold improvements.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

6. INTANGIBLE ASSETS

In April 2009, the Company received $50,000 for the sale of the majority of its remaining trademarks, licenses and rights. Based on management’s assessment, the Company’s remaining trademarks have been valued at $1 as their fair market value is nominal.

As at December 31, 2010

	Cost	Accumulated Amortization	Net Book Value
Trademarks, licenses and rights	$1	$-	$1

As at December 31, 2009
	Cost	Accumulated Amortization	Net Book Value
Trademarks, licenses and rights	$1	$-	$1

7. NOTES PAYABLE

As at December 31, 2010, the Company has no outstanding promissory notes. The outstanding balance as of December 31, 2009 of $2,403,508 was paid in February 2010.

Face value of note as at	December 31 , 2010	December 31, 2009

Promissory note 1 (1)	$-	$1,333,659

Promissory note 2 (2)	-	835,701

Promissory note 3 (3)	-	234,148

Total	$-	$2,403,508

(1)	This note bore interest at a rate of 8% per annum and was due on demand after December 31, 2009.
(2)	This note bore interest at a rate of 6% per annum and was due on demand after December 31, 2009.
(3)	This note bore interest at a rate of 8% per annum and was due on demand after December 31, 2009.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

8. RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these consolidated financial statements, the following related party information is provided:

During the year ended December 31, 2010, the Company paid to two directors and officers of the Company an amount of $189,731 which was outstanding as of December 31, 2009 with respect to previously accrued management fees. As at December 31, 2010, the balance outstanding of unpaid management fees payable by the Company to such directors and officers was $nil (December 31, 2009 - $478,140).

In addition as at December 31, 2010, an amount of $118,765 was due to related companies (December 31, 2009 - $32,727 due to related companies) with common directors. As at December 31, 2010, an amount of $2,346 (December 31, 2009 - $nil) was due from a related company with common directors.

During the year ended December 31, 2010, management fees of $194,338 were paid to three directors of the Company.

In addition, during the year ended December 31, 2010, bonuses of $383,142 were paid to three directors and officers of the Company in relation to the Company’s February 2010 financings.

All amounts due to and from related parties are unsecured, non-interest bearing and are repayable on demand. All related party transactions occurred in the normal course of business and are measured at the exchange value, which is the amount of compensation established and agreed to by the related parties.

9. EMPLOYEE RETENTION

Effective December 31, 2010, the Board of Directors approved an incentive employee retention plan under which an amount equal to one month salary per year of service with the Company and/or related company is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee must complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. As at December 31, 2010, the Company had accrued a liability of $210,036 (2009 - $nil) with respect to the employee retention plan.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

10. CAPITAL STOCK

Share Capital

(a)	Authorized Share Capital

The authorized share capital of the Company consists of an unlimited number of preference shares, issuable in series, and an unlimited number of common shares.

(b)	Issued Share Capital – Common Shares

In December 2010, the Company completed a non-brokered private placement by issuing 2,000,000 units of the Company at a price of Cdn$1.95 per unit for aggregate gross proceeds of Cdn$3,900,000. Each unit was comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each full warrant is exercisable into one additional common share of the Company at a price of Cdn$2.30 for a period of two years.

In February 2010, the Company completed a brokered private placement involving the issuance by the Company of 8,166,500 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$10,208,125 (the "Brokered Placement"). Each such unit was comprised of one common share of the Company and one-half of one common share purchase warrant of the Company. Each full warrant is exercisable into one additional common share of the Company at a price of Cdn$1.45 until February 18, 2012. In November 2010, 400,000 warrants of the Company issued under the Brokered Placement were exercised which resulted in aggregate gross proceeds to the Company of Cdn$580,000.

GMP Securities L.P. as lead agent, together with CI Capital Markets Inc. and Salman Partners Inc., acted as the Company's agents in connection with the Brokered Placement. 489,990 compensation options were granted to the agents by the Company as part of the agents’ consideration for their services under the Brokered Placement (such number of compensation options is equal to 6% of the number of units sold under the Brokered Placement). Each such compensation option entitles the holder to purchase one unit of the Company (an "Agents' Unit") at a price of Cdn$1.35 until February 18, 2012. The Agents' Units have the same terms as the units issued under the Brokered Placement except that the warrants comprising part of the Agents' Units are non-transferable (see Note 10 (d)). As of December 31, 2010, 97,998 of these options had been exercised resulting in the issuance of 97,998 common shares of the Company and 48,999 common share purchase warrants of the Company.

The Company also completed in February 2010, a non-brokered private placement involving the issuance by the Company to Newmont Mining Corporation of Canada Limited of 4,000,000 units of the Company at a price of Cdn$1.25 per unit for aggregate gross proceeds of Cdn$5,000,000 (the "Non-Brokered Placement"). The units issued under the Non-Brokered Placement have the same terms as the units issued under the Brokered Placement. In December 2010, the 2,000,000 warrants of the Company issued under the Non-Brokered Placement were exercised which resulted in aggregate gross proceeds to the Company of Cdn$2,900,000.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

10. CAPITAL STOCK (continued)

(b)	Issued Share Capital – Common Shares (continued)

In September 2009, the Company closed a non-brokered private placement of 3,000,000 common shares at a price of Cdn$0.75 per share for proceeds to the Company of Cdn$2,250,000 ($2,061,000) reduced by share issue costs of $36,840.

(c)	Warrants

At December 31, 2010, the Company had outstanding 4,683,250 (December 31, 2009 – nil) common share purchase warrants. There were no warrants forfeited or cancelled during the year ended December 31, 2010.

Date of Grant	Number Outstanding at December 31, 2009	Warrants Issued During the period	Warrants Exercised	Number Outstanding at December 31, 2010	Exercise Price (Cdn $)	Exercise Period (months)	Remaining Contractual Life (months)

02/18/10	-	4,083,250	400,000	3,683,250	$1.45	24	13.5
02/18/10	-	2,000,000	2,000,000	-	$1.45	24	-
12/16/10	-	1,000,000	-	1,000,000	$2.30	24	23.5
	-	7,083,250	2,400,000	4,683,250

In addition, the Company has outstanding 48,999 warrants which resulted from the exercise of compensation options (see Notes 10(b) and (d)) with an exercise price of Cdn$1.45 and expiring on February 18, 2012.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

10. CAPITAL STOCK (continued)

(d)       Stock option plan

The Company has a stock option plan under which options may be granted to any director, officer, employee, or consultant to the Company or to a subsidiary of the Company, enabling them to acquire common shares at or above the prevailing market price at the time of the grant under the plan. 25% of the options vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date, which was amended from previous vesting terms of one, two, three and four year anniversaries of the grant date. Under this plan, the Company is authorized to issue a total of 8,000,000 common shares (2009 – 6,000,000). Each option that is granted is exercisable during a period of not more than five years from the date of the grant of the option.

As at December 31, 2010, the Company had 3,465,000 (2009 – 2,635,000) stock options outstanding to acquire common shares at a weighted-average fair value of Cdn$0.98 per share (2009 – Cdn$0.98), expiring at dates between September 2014 and March 23, 2015. The weighted average of the remaining contractual life of outstanding stock options is 3.88 years (2009 – 4.77 years).

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2010:

			Options outstanding and exercisable
Date of Grant	Number Outstanding at December 31, 2009	Options Granted During the period	Options Forfeited	Number Outstanding at December 31, 2010	Options Exercisable at December 31, 2010	Exercise Price (Cdn $)	Expiry Date

09/30/09	1,885,000	-	50,000	1,835,000	917,500	$1.20	9/30/14
10/26/09	750,000	-	-	750,000	375,000	$1.00	10/26/14
03/11/10	-	895,000	75,000	820,000	205,000	$1.25	03/11/15
03/23/10	-	60,000	-	60,000	15,000	$1.25	03/23/15
	2,635,000	955,000	125,000	3,465,000	1,512,500

During 2010, the Company recognized in the statement of operations as an expense $1,004,983 (2009 - $197,654) representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $460,604 (2009 – $40,749) related to stock options issued to employees of the Company’s subsidiary in the Congo was capitalized to mineral properties. During the year ended December 31, 2010, $239,843 (2009 – $77,955) was recorded as a consulting expense with respect to stock options granted to a consultant. These amounts were credited accordingly to contributed surplus in the balance sheet.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

10. CAPITAL STOCK (continued)

(d)       Stock option plan (continued)

In addition, the Company has outstanding 391,992 compensation options with an exercise price of Cdn$1.35 and a fair value of Cdn$0.91 per share, expiring on February 18, 2012. During the year ended December 31, 2010, an amount of $425,690 representing the fair value at date of grant of these compensation options was recorded as a financing cost (see Note 10 (b)).

The Black-Scholes option-pricing model was used to estimate values of all stock options granted based on the following factors:

(i)	risk-free interest rate: 1.65% to 1.90%, which is based on the Bank of Canada Zero Coupon Bond Rate (2009: 1.89% - 1.90%)

(ii)	expected volatility: 156.38% to 156.56%, which is based on the Company’s and other junior mining companies’ historical stock prices (2009: 157.43% - 157.75%)

(iii)	expected life: 2-3 years (2009: - 3 years)

(iv)	expected dividends: $Nil (2009: - $Nil)

A summary of the status of the Company’s non-vested options as at December 31, 2010 and changes during the year is presented below:
Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2009	2,635,000	$0.98
Granted	955,000	0.98
Vested	(1,512,500)	(0.98)
Forfeited	(125,000)	(1.01)
Non-vested at December 31, 2010	1,952,500	$0.99

As of December 31, 2010, there was Cdn$1,373,200 of unrecognized stock-based compensation cost related to 1,952,500 non-vested stock options.  The cost is expected to be recognized over a weighted average period of approximately 11.09 months.  The total intrinsic value of options exercised in 2010 and 2009 was $nil and $nil, respectively.  The aggregate intrinsic value of outstanding options was Cdn$583,890 and exercisable stock options was Cdn$272,603 at December 31, 2010 (December 31, 2009: $nil).  The total fair value of shares vested was Cdn $1,482,250 during the year ended December 31, 2010.  Cash received on exercise of stock options during the years ended December 31, 2010 and 2009 was $nil.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

10. CAPITAL STOCK (continued)

(e)       Loss per share

Basic loss per share is calculated based on the weighted average number of common shares outstanding of 41,557,829 for the year ended December 31, 2010 (2009 – 28,558,726). Diluted loss per share has not been presented since the exercise of stock options and warrants described in Notes 10(c) and 10(d) would be anti-dilutive. The number of outstanding options and warrants excluded from the diluted loss per share calculation for the years ending December 31, 2010 and 2009 were 3,465,000 and 2,635,000.

11. COMMITMENTS

Rent expense for the years ended December 31, 2010 and 2009 was $81,431 and $5,657, respectively.The Company's future minimum operating lease commitments for office premises as at December 31, 2010 are as follows:

2011	$238,420
$238,420

Included in commitments is $130,400 which relates to a minimum purchase obligation of helicopter services in the Congo.

12. SEGMENTED REPORTING

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	December 31, 2010	December 31, 2009

Congo – mineral properties	$12,402,328	$4,954,402
Congo – capital assets	546,358	24,458
Canada – capital assets	2,342	3,193
Canada – intangible assets	1	1
	$12,951,029	$4,982,054

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

13. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying combined Canadian federal and provincial income tax rates for the loss before the tax provision due to the following:
	2010	2009

Statutory tax rate	31%	33%

Income tax recovery computed at combined rates	$(1,011,958)	$(333,594)
Difference between Canadian rates and rates applicable to subsidiary in the United States	25	(48)
Expired losses	782,918	171,954
Foreign exchange differences	(181,507)	(77,954)
Change in tax rate	43,643	61,722
Permanent difference relating to non-deductible expenses	349,798	60,728
Change in future tax rates	-	55,447
Change in valuation allowance	(67,866)	61,745
Income tax recovery	$(84,947)	$—

As at December 31, 2010, the Company has accumulated capital loss carryforwards, which may be used to reduce future taxable capital gains. Capital loss carryforwards amount to approximately $nil (2009 - $4,997,000).

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2010 and 2009 are summarized as follows:
	2010	2009

Capital assets	$29,296	$	$ 27,488
Non-capital losses carried forward	1,233,044		894,316
US capital losses	-		782,918
Other	376,864		2,349
	1,639,204		1,707,071
Valuation allowance	(1,639,204)		(1,707,071)
Net future tax asset	$-		$-

	2010	2009

Mineral properties	$337,747	$422,694
Net future tax liability	$337,747	$422,694

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

13. INCOME TAXES (continued)

As at December 31, 2010, the Company has estimated non-capital losses for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses available in Canada is provided below. These tax losses will expire as follows:

2012	$726,000
2023	34,000
2024	112,000
2025	217,000
2026	342,000
2027	173,000
2028	261,000
2029	884,000
2030	679,000
$3,428,000

As at December 31, 2010, the Company has estimated non-capital losses for U.S. income tax purposes that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses available in the U.S. is provided below. These tax losses will expire as follows:

2022	$102,000
2023	277,000
2024	236,000
2025	39,000
2026	158,000
2027	246,000
2028	8,500
2029	5,400
2030	1,200
$1,073,100

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

The following table indicates the impact of foreign currency exchange risk on net working capital as at December 31, 2010. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at December 31, 2010.

Canadian dollars
Cash	1,682,245
Prepaids	27,636
Accounts payable	(116,415)
Total foreign currency net working capital	1,593,466
US$ exchange rate	1.0054
Total foreign currency net working capital in US$	$1,602,070
Impact of a 10% strengthening of the US$ on net loss	$160,207

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist of cash and cash equivalents. All cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. The majority of cash is held by Canadian financial institutions. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in cash equivalents. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Mineral property risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Currency risk

The Company is exposed to currency risk on its financial assets and liabilities denominated on other than United States.  The Company incurs a significant amount of its operating costs in Canadian dollars.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The carrying amount of financial assets represents the maximum credit exposure.  As at December 31, 2010 and 2009, the Company’s gross credit exposure is as follows:

	December 31, 2010	December 31, 2009

Cash	$10,449,774	$1,536,166
Advances receivable	17,132	2,798
Advances to related parties	2,346	-
	$10,469,252	$1,538,964

Fair value of financial instruments

The balance sheet carrying amounts for cash, prepaid expenses, advances receivable, accounts payable, accrued liabilities and due from/to to related parties approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

The fair value hierarchy established by CICA Section 3862 “Financial Instruments – Disclosures” establishes three levels to classify the inputs to valuation techniques used to measure fair value.

The fair value hierarchy is as follows:

Level 1 – Quoted (unadjusted) prices for identical assets or liabilities in active markets.

Level 2 – Inputs other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly, including:

•	Quoted prices for similar assets/liabilities in active markets;
•	Quoted prices for identical or similar assets in non-active markets (few transactions, limited information, non-current prices, high variability over time);
•	Inputs other than quoted prices that are observable for the asset/liability (e.g. interest rates, yield curves, volatilities, default rates, etc.); and
•	Inputs that are derived principally from or corroborated by other observable market data.

Level 3 – Unobservable inputs that cannot be corroborated by observable market data.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company’s assets are measured as follows:

Cash and cash equivalents – The carrying value of cash approximates fair value as maturities are less than three months.

December 31, 2010	Fair Value Measurements at Reporting Date Using:
Assets:	Level 1	Level 2	Level 3
Cash	$10,449,774	—	—

15. CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the Company’s business development and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its share capital and cash as capital and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, raise new debt, and acquire or dispose of assets.

In order to maximize development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in high grade investment securities with varying terms to maturity, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended December 31, 2010.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

16. SUBSEQUENT EVENTS

On February 1, 2011, the Company announced that it had completed concurrent brokered and non-brokered private placement equity financings. Pursuant to a “bought deal” private placement financing conducted by GMP Securities L.P. as lead underwriter, together with Cormark Securities Inc. and Raymond James Ltd., the Company issued 8,500,000 common shares of the Company at a price of Cdn$2.35 per share, resulting in aggregate proceeds of Cdn$19,975,000 (the ”Brokered Placement”). The Company also issued, by way of non-brokered private placement, to Newmont Mining Corporation of Canada Limited, 1,700,000 common shares of the Company at a price of Cdn$2.35 per share for aggregate gross proceeds of Cdn$3,995,000.

In consideration for their services, the Company paid to the underwriters for the Brokered Placement, in aggregate, a cash fee of Cdn$1,198,500 (which is equal to 6% of the gross proceeds of the Brokered Placement), and granted to such underwriters, in aggregate, 510,000 broker warrants (which are equal to 6% of the number of common shares sold under the Brokered Placement). Each broker warrant entitles the holder to purchase one common share of the Company at a price of Cdn$2.35 for a period of two years from closing.

Since December 31, 2010, 1,560,000 stock options were granted by the Company to employees, officers, directors and consultants of the Company with exercise prices from Cdn$2.69 to Cdn$3.25 per share and expiry dates from January 28, 2014 to April 6, 2016.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

17.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The Company’s accounting policies do not differ materially from U.S. GAAP except for the following:

(a)	Mineral Properties

U.S. GAAP requires that deferred exploration expenditures pertaining to mineral properties with no proven reserves be reflected as an expense in the period incurred. In addition, the fair value increment on acquisition of the properties in 2008 of $1,408,979 would have been expensed and the future tax of $337,747 (2009-$422,694) would not have been recorded.

Under Canadian GAAP, costs are capitalized subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable.

(b)	Fair Value of Warrants

ASC Subtopic 815-40 (formerly EITF No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock) defines when adjustment features within contracts are considered to be equity-indexed, in order to determine whether an instrument meets the definition of a derivative under ASC Topic 815 (formerly SFAS 133).  The Company has Cdn$ denominated warrants which are considered derivative instruments and are required to be measured at fair value.  There is no similar requirement under Canadian GAAP.

The Black-Scholes option-pricing model was used to estimate values of all warrants granted based on the following factors:

(i)	risk-free interest rate: 1.54% to 1.76%, which is based on the Bank of Canada Zero Coupon Bond Rate

(ii)	expected volatility: 134.02% to 156.56%, which is based on the Company’s historical stock prices

(iii)	expected life: 1-2 years

(iv)	expected dividends: $Nil

(c)	Recently issued United States Accounting Standards

In April 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-13 “Compensation – Stock compensation” (“ASU 2010-13”). This update addresses whether an employee stock option should be classified as a liability or as an equity instrument if the exercise price is denominated in the currency in which a substantial portion of the entity’s securities trades. That currency may differ from the entity’s functional currency and from the payroll currency of the employees receiving the option. This update provides amendments to ASC 718, “Compensation – Stock Compensation” to clarify that an employee share based payment award that has an exercise price denominated in the currency in the market in which a substantial portion of the entity’s equity shares trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies as equity. ASU 2010-13 is effective for reporting periods beginning after December 15, 2010. The adoption of this accounting standard did not have a significant impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements and Disclosures” (“ASU 2010-06”). This update provides amendments to ASC Topic 820, “Fair Value Measurements and Disclosure” that requires new disclosure for transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. The update also provides amendments that clarify existing disclosures surrounding levels of disaggregation and inputs and valuation techniques. ASU 2010-06 is effective for reporting periods beginning after December 15, 2009 with the exception of Level 3 activity fair value measurements which is effective for reporting periods beginning after December 15, 2010. The adoption of this standard did not have a significant impact on the Company’s financial position, results of operations or cash flows.

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

17.	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (Continued)

(d)	The impact of the foregoing on the consolidated financial statements is as follows:

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31	2010	2009
Net loss for the year per Canadian GAAP	$(3,179,434)	$(1,010,891)
Mineral Properties (Note a)	(8,405,244)	(996,459)
Income tax recovery (Note a)	(84,947)	-
Fair value of Warrants (Note b)	(2,405,857)	-
Loss per U.S. GAAP	(14,075,482)	(2,007,350)
Total comprehensive loss per U.S. GAAP	$(14,075,482)	$(2,007,350)
Loss per share (basic and diluted)	$(0.34)	$(0.07)

Consolidated Balance Sheets

	December 31, 2010	December 31, 2009

Total assets per Canadian GAAP	$23,586,034	$6,619,681
Mineral Properties (Note a)	(12,402,328)	(4,954,402)

Total assets per U.S. GAAP	$11,183,706	$1,665,279

Total liabilities per Canadian GAAP	$1,149,374	$3,429,420
Future income taxes (Note a)	(337,747)	(422,694)
Fair value of Warrants (Note b)	6,006,322	-
Total liabilities per U.S. GAAP	$6,817,949	$3,006,726

Shareholders’ equity per Canadian GAAP	$22,436,660	$3,190,261
Mineral Properties (Note a)	(12,402,328)	(4,954,402)
Future income taxes (Note a)	337,747	422,694
Fair Value of Warrants (Note b)	(6,006,322)	-

Total shareholders’ equity per U.S. GAAP	$4,365,757	$(1,341,447)

Total liabilities and shareholders’ equity per U.S. GAAP	$11,183,706	$1,665,279

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

17. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (Continued)

Consolidated Statements of Cash Flows

For the year ended December 31,	2010	2009
Cash flow provided by (used in)

Operating activities per Canadian GAAP	$(458,607)	$(1,000,765)

Mineral Properties (Note a)	(7,818,987)	(953,349)

Operating activities per U.S. GAAP	(8,277,594)	(1,954,114)

Investing activities per Canadian GAAP	(8,466,540)	(933,130)
Mineral Properties (Note a)	7,818,987	953,349

Investing activities per U.S. GAAP	(647,553)	20,219

Financing activities per Canadian & U.S. GAAP	17,838,755	1,863,616

Net increase (decrease) in cash during the year	8,913,608	(70,279)

Cash, beginning of year	1,536,166	1,606,445

Cash, end of year	$10,449,774	$1,536,166

LONCOR RESOURCES INC.
Notes to the consolidated financial statements
(Expressed in U.S. dollars)
For the years ended December 31, 2010 and 2009

17. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (Continued)

(e)	Exploration Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.  As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since commencement of exploration activities are required under U.S. GAAP:

Consolidated summarized statement of loss and deficit – U.S. GAAP
For the period from commencement of exploration activities to December 31, 2010

Exploration expenses	$(11,950,667)
Reversal of fair value increment (Note a)	(1,408,979)
Reversal of future income taxes (Note a)	422,694
Fair Value of Warrants (Note b)	(2,405,857)
General and administrative expenses	(4,026,262)
Interest income	36,486
Net loss to December 31, 2010, being the
deficit accumulated during the exploration stage	$(19,332,585)

Consolidated summarized statement of cash flows – U.S. GAAP
For the period from the commencement of exploration activities to December 31, 2010

Cash flows used in operating activities	$(12,830,476)
Cash flows provided from investing activities	(651,919)
Cash flows provided by financing activities	23,932,169
Cash, December 31, 2010	$10,449,774

(f)	Income Statement

Under U.S. GAAP, interest and bank charges must be disclosed in the income statement as part of non-operating losses.

(g)	Income Taxes

The Company’s subsidiary in the Congo has no taxable income.  Under U.S. GAAP, exploration expenditures are deducted from income; and they will be deductible for tax purposes in future periods.  Based on the expected rate of 30%, the deferred tax assets related to the current year of approximately $2,521,000 and $299,000 for 2010 and 2009 respectively have been reduced to nil by a corresponding valuation allowance.

(h)	Fair Value Hierarchy

Under Canadian GAAP, the Company has categorized its assets and liabilities into the three-level fair value hierarchy in Note 14.  For US GAAP purposes, the Fair Value of Warrants (Note 17b) would be included the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:

December 31, 2010 Liabilities:	Level 1	Level 2	Level 3
Warrants	—	—	$6,006,322

Liabilities included within level 3 of the fair value hierarchy presented in the preceding table include certain warrants. The valuation methodology for these liabilities within level 3 uses a combination of observable and unobservable inputs in calculating fair value.

December 31, 2010 (Level 3)	Balance beginning of year	Issuance during the year	Reclassification of liability warrants to equity	Loss recognized change in fair value	Balance end of year
Warrants	$-	$6,630,487	$(3,030,021)	$2,405,857	$6,006,322